UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11−K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

COMMISSION FILE NUMBER 1-13007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARVER FEDERAL SAVINGS BANK
401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARVER BANCORP, INC.
75 W. 125TH STREET
NEW YORK, NEW YORK 10027-4512

THE CARVER FEDERAL SAVINGS BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS OF INFORMATION REQUIRED IN REPORT

Independent Auditor’s Report

Statements of Net Assets Available for Plan Benefits at December 31, 2007 and 2006

Statement of Changes in Net Assets Available For Plan Benefits For the Year Ended December 31, 2007

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) As of December 31, 2007

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been admitted because they are not applicable.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
As Of and For the Year Ended
December 31, 2007

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Auditors and Consultants
www.pgcpa.com

Independent Auditors’ Report

The Trustees and Participants in the
Carver Federal Savings Bank
401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Carver Federal Savings Bank 401(k) Savings Plan (“the Plan”) as of December 31, 2006, and December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007. These financial statements and the supplemental schedule are the responsibility of the Plan’s management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Carver Federal Savings Bank 401(k) Savings Plan, as of December 31, 2007 and 2006, and the changes in its financial status for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

P&G Associates

July 10, 2008

646 Highway 18, East Brunswick, NJ 08816
(732) 651-1700 . (732) 651-1195 FAX

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
As of December 31,

	2007	2006

Assets
Investments
Mutual Funds	$2,390,146	$2,092,097
Common Collective Trust	510,710	14,382
Common Stock - Carver Bankcorp.	107,164	117,567
Participant loans	42,242	17,154

Total investments	3,050,262	2,241,200

Other Assets
Cash	159	0
Other (Contributions Receivable, Accrued Income, etc.)	1,570	78,985

Total Other Assets	1,729	78,985

Total Assets	3,051,991	2,320,185

Liabilities
Unclaimed Checks	40,067	0
Other	50	0

Total Liabilities	40,117	0

Net assets available for plan benefits at fair value	3,011,874	2,320,185

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2(b))	4,732	0

Net assets available for plan benefits	$3,016,606	$2,320,185

See accompanying notes to financial statements

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2007

Additions to net assets attributed to:

Investment income
Net appreciation in fair value of investments	$27,831
Interest and Dividends	131,335
Participant loans interest	3,609

Net investment gain	162,775

Contributions
Employer contributions	155,857
Participant contributions	328,227
Rollover contributions	39,226

Total contributions	523,310

Total additions	686,085

Deductions from net assets attributed to:
Benefits paid to participants	728,436
Other Deductions	4,039
Administrative expenses	9,059

Total deductions	741,534

Net decrease in assets available for plan benefits	(55,449)

Transfer from other plan (Note 9)	747,139

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2(b))	4,732

Net assets available for plan benefits:
Beginning of year	$2,320,185

End of Year	$3,016,606

See accompanying notes to financial statements

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007

1.	Description of the Plan

The following description of the Carver Federal Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the plan and provisions.

(a)	General

The Plan is a standardized prototype defined contribution 401(k) Plan. Carver Federal Savings Bank (the “Company” or the “Employer”) established the Plan effective October 1, 1989, and last amended the Plan on October 1, 2007. The Plan is administered by a Plan Administrator, which controls and manages the operations of the Plan. The Plan Administrator is Carver Federal Savings Bank, and the Plan’s operations are overseen by an Employee Benefits Committee named by the Company whose members are also employees or officers of the Company. The Plan’s Trustee is Merrill Lynch Trust Co., FSB. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees of the Company are eligible to participate in the Plan, except employees who have less than three months of service, employees who are members of a union that bargained separately for retirement benefits during negotiations, non-resident aliens who received no earned income from sources within the United States, employees of an affiliate that has not adopted the Plan, leased employees, any employee classified by his or her employer as a temporary employee, and expatriates assigned to the Employer of a participating affiliate on a non-permanent basis. If the employee is not excluded from participation due to the above eligibility requirements, he or she will become eligible to participate in the Plan and receive Company matching contributions upon attaining age 21 and completing three months of service. Eligible employees may enter the plan on the first day of the calendar month next following their meeting eligibility requirements.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

(c)	Contributions

Each year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to the first 4% of total compensation that a participant contributes as pre-tax contributions to the Plan. In addition, the Company may make a profit sharing discretionary contribution allocated as a percentage of participant’s compensation.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution, and (b) Plan earnings, and is charged with withdrawals, administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Investments

Participants direct the investment of their contributions and Company matching contributions, among mutual fund and other investment options as offered by the Plan.

(f)	Vesting

Participants are immediately 100% vested in their contributions, including “rollovers”, and the Company’s matching contribution, plus actual earnings thereon. Participants are vested in the Company’s profit sharing contributions, plus actual earnings thereon evenly over a five year vesting period (20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years).

During the year ended December 31, 2007, $47,558 of forfeited non-vested account balances were used to reduce employer contributions. There were $40,365 and $34 of forfeited non-vested balances as of December 31, 2006 and 2007 respectively.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

	(g)	Participant Loans

Participants may borrow from their fund accounts. Such participant loans must be a minimum of $1,000 and may go up to a maximum of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

	(h)	Payment of Benefits

On termination of service due to death, disability, retirement or in some cases upon reaching the age of 59 1/2, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

	(b)	New Accounting Pronouncements

As of December 31, 2006 the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting for Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires Statement of Changes in Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully-responsive investment contracts. The FSP was applied to periods presented on the Statement of Net Assets Available for Plan Benefits as of December 31, 2006 and December 31, 2007, based on information provided by Merrill Lynch, HSBC and AllianceBernstein, the Plan’s custodians.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

(d)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ balances and the amounts reported in the statement of net assets available for plan benefits.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Assets are held at Merrill Lynch Trust Company at December 31, 2007, and were held at Alliance Bernstein Trust Company and HSBC on December 31, 2006. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are valued at fair value as determined by a national exchange.

Participant loans are valued at outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

The Plan is also a participant in the Retirement Preservation Trust (the “RPT”). The value is recorded at fair value on the Statement of Net Assets available for Plan Benefits. The FSP requires that investment contracts be reported at fair value rather than contract value. Accordingly, the investment in RPT is stated at fair value as of December 31, 2007 with a corresponding adjustment to reflect the investment at contract value. The fair value of RPT is calculated based on market values and prices obtained from an independent pricing service. The bonds are valued at the last available bid price, options are valued at the last sale price or bid price. Money market instruments are valued at amortized cost. Swap contracts are valued based on market quotes obtained from a pricing service. Synthetic GIC wrapper values are calculated based on the difference between the sum of present values of wrap fees based on replacement costs and the sum of present values of wrap fees at the beginning of the year.

The Retirement Preservation Trust uses wrapper contracts to allow for unscheduled withdrawals at a stable “contract value”, regardless of the value of the Trust’s underlying assets. The issuer of the wrapper contracts provides assurances that future adjustments to Trust earnings (“crediting rate”) will not be reduced to a rate less than zero. Certain conditions might limit the Trust’s ability to transact at contract value, however. Specifically, events outside the normal operation of the Trust which cause a withdrawal from an investment contract might result in a negative market value adjustment. Examples of such events include partial or complete termination of the Trust or a unitholder, tax disqualification of the trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of such events was not considered probable.

The average yield earned by the Trust (which may differ from the interest rate credited to participants in the Trust) at December 31, 2007 was 5.50%. The average yield earned by the Trust with an adjustment to reflect actual interest rate credited to participants in the Trust at December 31, 2007 was 5.12%. This rate was calculated by dividing the annualized earnings credited to participants in the Trust (irrespective of the actual earnings of the investments in the trust) by the fair value of all investments in the Trust.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

3.	Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

4.	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

5.	Investments

The plan held the following investments:

	December 31,

	2007	2006

Mutual Funds	$2,390,146	$2,092,097
Common Collective Trusts	510,710	14,382
Common Stocks	107,164	117,567
Participant Loans	42,242	17,154

Total	$3,050,262	$2,241,200

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $27,831 as follows:

Common Collective Trusts**	$(4,732)
Mutual Funds	74,380
Common Stock	(41,817)

Total	$27,831

** Reflects an adjustment from contract to fair value in the amount of (4,732).

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

          The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the plan’s net assets:

2007

Retirement Preservation Trust**	$510,710
American CapitalIncm Bld R2	$545,033
Eaton Vance Lrg Cap Val R	$354,489
Alliance Bernstein Bal Shr R	$300,447
American Growth Fund of Amer	$286,160

          ** Reported at fair value; Contract value at December 31, 2007 was $515,443.

2006

GR & INC A	$330,743
Exch Res A	$287,177
AB Bal W A	$226,798
Bal Sh A	$186,133
LG CAP GR - A	$154,209
AB SMID A	$127,894
Carver stock	$117,567
Corp Bd A	$117,552
AB Int’l A	$113,170

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Continued)

6.	Related-Party Transactions

The Plan’s investments include shares in a common collective trust and mutual funds managed by Merrill Lynch Bank and its affiliates. Merrill Lynch also holds the assets of the Plan and also performs certain administrative functions. During 2006 and the first ten months of 2007, assets were also held by Alliance Bernstein and HSBC. They also performed some administrative functions. Therefore, transactions involving Merrill Lynch, Alliance Bernstein and/or HSBC, their affiliates or with funds managed by them qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account and shall be distributed to participants and beneficiaries based on their individual accounts in the Plan as of the termination date.

8.	Income Tax Status

The Plan adopted a prototype standardized 401(k) plan. The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statement.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement
Year ended December 31, 2007
(Concluded)

9.	Merger of Community Capital Bank 401(k) Plan

On January 31, 2007 the Community Capital Bank 401(k) Plan (“CCB”) was merged into the Carver Federal Savings Bank 401(k) Savings Plan. Prior to the merger, the CCB covered eligible employees of Community Capital Bank. The transferred net assets have been recognized in the accounts of the Carver Federal Savings Bank 401(k) plan as of January 31, 2007. The assets of the CCB had been held by AXA Equitable Life Insurance Company, and were transferred as cash on the merger date. In addition, the participant loans of the CCB were transferred at face value. A summary of the assets transferred follows:

Assets:
Cash	$723,299
Participant Loans	37,973

Total Assets	761,272
Liabilities:	14,133

Net Assets Transferred	$747,139

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Schedule H Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b)Identity of Issue, Borrower or Similar Party	(c) Description of Investment	Number of shares or Units	(e) Current Value

*	Retirement Preservation Trust**	Common Collective Trust	515,442.5300	$515,441
	American Capital Incm Bld R2	Mutual Fund	8,712.1599	545,033
	Eaton Vance Lrg Cap Val R	Mutual Fund	15,769.0830	354,489
*	Alliance Bernstein Bal Shr R	Mutual Fund	17,969.3245	300,447
	American Growth Fund of Amer	Mutual Fund	8,611.4934	286,160
	Oppenheimer Global Opportunity	Mutual Fund	4,401.3314	141,811
*	Blackrock Eq Dividend R	Mutual Fund	6,965.1490	141,045
	Victory Special Value Fd	Mutual Fund	7,718.2854	138,312
*	Alliance Bernstein Int Val R	Mutual Fund	6,240.7429	137,546
*	Blackrock Government	Mutual Fund	8,994.4378	95,881
	Delaware High Yield Opp Cl R	Mutual Fund	21,909.3858	91,362
	Janus Adviser Inter Grwth Fd R	Mutual Fund	1,397.4623	89,647
	Goldman Sachs Mid Cap Val	Mutual Fund	1,709.6666	59,873
*	Alliance Bernstein 2015 Retiremn	Mutual Fund	540.2083	6,461
	Opp Main Strt Sm Cap	Mutual Fund	108.1748	2,081

*	Carver Bancorp Common Stock	Common Stock	7903.0000	107,164

*	Participant Loans	10 Loans with maturities up to 5 years and interest rates from 4% to 9.25%		42,242

*	Other (accrued income, etc)			1,729

	TOTAL			$3,056,725

          * Parties-in-interest as defined by ERISA

          ** Valued at contract value; fair value as of December 31, 2007, was $510,710

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARVER FEDERAL SAVINGS BANK 401(K) SAVINGS PLAN

Date: July 14, 2008	By:	CARVER FEDERAL SAVINGS BANK

/s/ Margaret Roberts

Margaret Roberts
Senior Vice President and
Chief HR Officer